STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center

Suite 200

P. O. Box 62330

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

October 6, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Phone:	(202) 551-3658
Fax:	(202) 772-9217

Re:	Eastern Insurance Holdings, Inc.

Form 10-K for Fiscal year Ended December 31, 2008,

Filed on March 13, 2009

Definitive Proxy Statement filed April 10, 2009

File No. 001-32899

Dear Mr. Rosenberg:

We are writing on behalf of Eastern Insurance Holdings, Inc. (“EIHI” or the “Company”) in response to the Staff’s comment letter dated September 22, 2009 (the “Comment Letter”) relating to the Company’s 2008 Form 10-K (“Form 10-K”) and its 2009 Proxy Statement (“Proxy Statement”). We appreciate the Staff’s review of, and comments to, the Form 10-K and Proxy Statement. Set forth below are the Staff’s numbered comments and the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserves for Unpaid Loss Adjustments, and LAE, page 37

1.

Please refer to your proposed disclosure in response to our prior comment number five. For each fiscal year, you stated that favorable loss development is attributable to actual loss development being lower than historical loss development experience. Please revise to

Philadelphia • Reading • Valley Forge • Lehigh Valley • Harrisburg • Lancaster • Scranton

Williamsport • Wilkes-Barre • Princeton • Cherry Hill • New York • Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

include a quantitative analysis of the key factors that compromise the actual and historical loss development. Further, please revise your proposed disclosure to disaggregate and quantify the amount of loss development attributable to accident years cited in your response.

Response:

In the Company’s revised disclosures, management attributes lower actual loss development than expected based on continued improvements in loss mitigation and underwriting and general improvement in economic conditions. While the Company believes these factors are the primary explanation for the reduced claim costs, management is not able to separately measure these individual drivers. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly and, therefore, are not separable. In most instances, we rely on historical experience and tail factors to estimate values for the variables that are explicitly used in the unpaid loss and loss adjustment expense analysis. In the Company’s Form 10-K, we disclosed a sensitivity analysis of reasonably likely changes in the tail factors used to project actual current losses to ultimate losses. The Company will include the following disclosure in the Company’s future Form 10-K filings beginning with the year ended December 31, 2009, in addition to the proposed disclosures in response to questions 5 and 6 in the Staff’s comment letter dated July 6, 2009.

Proposed Additional Disclosure:

For the years ended December 31, 2008, 2007 and 2006, the Company increased/(decreased) the workers’ compensation insurance reserves for unpaid losses and LAE by the following amounts by accident year (in thousands):

Accident Year	2008	2007	2006
2007	$(1,203)	$—	$—
2006	(400)	(2,048)	—
2005	(650)	(3,400)	(1,500)
2004	(200)	(1,700)	(550)
2003	(100)	(750)	—
2002	—	(500)	—
2001	—	—	—
2000	(150)	—	—

	$(2,703)	$(8,398)	$(2,050)

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

The quarterly actuarial analysis assesses the reasonableness of the reserves for unpaid losses and LAE. There are loss and LAE risk factors that affect workers’ compensation claims that can change over time and also cause the reserves for unpaid losses and LAE to fluctuate. For our workers compensation claims liabilities, we rely on aggregate historical experience to estimate the future development of claims. While many factors influence the actual cost of claims and the corresponding reserves for losses and loss adjustment expense estimates, which are provided in more detail below, we do not disaggregate and/or measure and estimate values for these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly.

Since we project losses based on our historical loss development experience, we experience favorable or adverse loss experience when our actual loss development differs from our historical experience. Although we are not able to quantify changes in ultimate losses by risk factor, we describe below for each period what we believe the principle drivers to be of changes in ultimate losses.

“Other Than Temporary” Investment Impairments, page 44

2.	We have reviewed your response to our prior comment number seven and have the following comments:

a.	We note you have excluded mortgage backed securities, collateralized mortgage backed securities, and commercial mortgage backed securities. It is unclear why this is appropriate. Please revise your disclosure to include the requested information for these asset backed securities;

b.	Please revise to disclose the years of issuance by asset type.

Response:

We have revised our response to question seven in the Staff’s comment letter dated July 6, 2009 to include mortgage-backed securities, commercial mortgage-backed securities and collateralized mortgage obligations. We have also revised our response to include the years of issuance by asset type.

The following disclosure will be included in the Company’s future Form 10-K filings, beginning with the year ended December 31, 2009.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

Proposed Additional Disclosure:

As of December 31, 2008, the Company held asset-backed securities with an estimated fair value of $47.4 million. The types of underlying assets collateralizing these securities, the weighted average issuance date, average credit rating and the estimated fair values as of December 31, 2008 are as follows:

Asset Type	Weighted Average Year of Issuance	Weighted Average Credit Rating	Estimated Fair Value
Residential MBS (MBS)	2004	AAA	$17,614
Collateralized mortgage obligations (CMO)	2004	AA+	13,075
Commercial MBS (CMBS)	2004	AAA	11,774
Credit card receivables	2004	AAA	2,281
Sub-prime home equity loans	2004	BBB	1,056
Auto loans	2006	AAA	990
Prime home equity loans	2006	CCC+	357
Manufactured homes	2004	AAA	205

Total			$47,352

The Company held 36 residential MBS securities as of December 31, 2008, all of which were rated AAA.

The Company held 33 CMO securities with credit ratings that ranged from BBB to AAA as of December 31, 2008. These CMO securities were rated AAA, except for one security with a BBB rating and two securities with an A rating. Subsequent to December 31, 2008, the BBB-rated security and the AA-rated securities were downgraded to CCC and BB, respectively, which reduced the weighted average credit rating of the Company’s CMO securities to AA.

The Company held 31 CMBS securities as of December 31, 2008, all of which were rated AAA. Subsequent to December 31, 2008, one CMBS security was downgraded to A- and four CMBS securities were placed on credit watch or were given a negative outlook. The downgrade did not reduce the weighted average credit rating of the Company’s CMBS securities.

The Company held six sub-prime home equity loan securities with credit ratings that ranged from CCC to AAA as of December 31, 2008. These sub-prime home equity loan securities were rated AAA, except for one security with a CCC rating and two securities with an AA rating.

The Company held two prime home equity loan securities as of December 31, 2008, both of which were rated CCC+.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

The Company’s credit card receivable, auto loan and manufactured home securities were all rated AAA as of December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Results of Operations

Run-Off Specialty Reinsurance

Losses and LAE, page 55

3.	Please refer to your revised disclosure in response to our prior comment number ten. It is unclear how the factors cited resulted in unfavorable loss reserve development. Please revise your disclosure to clearly explain your rationale for increasing the loss reserves as a result of the information obtained during the audit.

Response:

The unfavorable development was the result of an increases to reported losses from the ceding company, which based on our claims audit we believe was driven primarily by the factors described in our disclosure. Accordingly, we will include the following disclosure in the Company’s future Form 10-K filings beginning with the year ended December 31, 2009.

Proposed Additional Disclosure:

Losses and LAE

The increase in the calendar period loss and LAE ratio primarily reflects the aforementioned unfavorable loss reserve development. The accident period loss ratios were 59.3% and 56.5% for the years ended December 31, 2008 and 2007, respectively. The 2008 unfavorable loss reserve development of $19.3 million was the result of a significant increase in reported losses from the ceding company related to prior accident years.

The Company receives quarterly loss statements from the ceding company. The statements received for the fourth quarter of 2008 indicated reported losses much greater than we had observed in the past. For example, case reserves in the aggregate increased approximately 50% from December 31, 2007 to December 31, 2008.

As we incorporated these reported losses into our quarterly actuarial review, we also considered input from our annual claims audit, which was completed in January 2009. Our annual claims audit of the ceding company’s claims function consists of a review of a sample of claims files and inquiry of management at the ceding company. The claim file review assessed the overall file quality and focused on initial claim contact, coverage review, liability and damage investigation, reserving,

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

subrogation and file disposition. Inquiry of management involved interviewing personnel from the ceding company responsible for the oversight and day-to-day claims handling for the business assumed from the ceding company.

During our claims audit, we found that the increase in losses reported by the ceding company was primarily attributable to adverse loss trends emerging in calendar year 2008 from prior accident years. We also identified the primary factors that contributed to the increased losses reported to the Company. Those factors include 1) an improvement in the ceding company’s ability to estimate loss costs earlier in the claims process, including the receipt of damage estimates from contractors and consultants, 2) states becoming more aggressive in requiring quicker, more extensive clean-up and an increase in construction costs related to the clean-up, and 3) courts limiting the ability of insurance companies to enforce coverage issues as the courts are more interested in an expeditious clean up due to environmental concerns. Although these factors were common themes that were identified as we investigated increases in reported losses, the ceding company did not explicitly maintain data that would quantify the loss increases by the reason or factor driving the increase. Accordingly, while we believe that these factors are responsible for the loss increases that we investigated during our audit, we are unable to quantify how much each factor contributed to the prior period development.

Based on the results of our claims audit, we updated our quarterly actuarial analysis as of December 31, 2008 to reflect higher loss development factors than we had previously applied to the reported loss data, which was previously based on the Company’s historical loss experience and industry loss development statistics.

Notes to Consolidated Financial Statements

Investments, page 88

4.	Please refer to your response to our prior comment number 11. Please revise your disclosure to include the information provided in your response, so that it is wholly transparent to an investor.

Response:

We will update the Company’s disclosure under FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (“FSP 115-1”) to more fully disclose the exclusion of the gross unrealized gains and gross unrealized losses of the segregated portfolio cell reinsurance segment’s investment portfolio in the Company’s future Form 10-Q and Form 10-K filings, beginning with the quarter ending September 30, 2009. We will also update our disclosure of the Company’s investment credit ratings to more fully disclose the exclusion of the credit ratings of the segregated portfolio cell reinsurance segment’s investment portfolio in the Company’s future Form 10-K filings, beginning with the year ended December 31, 2009.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

The following disclosure will be added as a footnote to the FSP 115-1 table in the Company’s future Form 10-Q and Form 10-K filings:

Proposed Additional Disclosure:

The Company has excluded the segregated portfolio cell reinsurance segment’s gross unrealized losses from the above table because changes in the estimated fair value of the segregated portfolio cell reinsurance segment’s fixed income and equity securities inures to the segregated portfolio cell dividend participant and, accordingly, is included in the segregated portfolio cell dividend payable and the related segregated portfolio dividend expense in the Company’s consolidated balance sheet and consolidated statement of operations, respectively. Management believes the exclusion of the segregated portfolio cell reinsurance segment from this disclosure provides a more transparent understanding of gross unrealized losses in the Company’s fixed income and equity security portfolios that could impact its consolidated financial position or results of operations.

The following disclosure will be added as a footnote to the investment credit rating table (on page 17 of the Company’s Form 10-K for the year ended December 31, 2008) in the Company’s future Form 10-K filings:

The Company has excluded the segregated portfolio cell reinsurance segment’s investment credit ratings from the above table because management believes the exclusion of the credit ratings of the segregated portfolio cell reinsurance segment’s fixed income securities provides a more transparent understanding of underlying risk in the Company’s fixed income portfolio.

We hope that the foregoing has been responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company also acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (610) 205-6029.

Very truly yours,

STEVENS & LEE

/s/ John D. Talbot

John D. Talbot

cc: Kevin M. Shook, Chief Financial Officer, Eastern Insurance Holdings, Inc. (via facsimile)